Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-4 of FelCor Lodging Limited Partnership of our reports dated February 27, 2009 (except with respect to our opinion on the consolidated financial statements and financial statement schedule insofar as it relates to the effects of the changes in accounting for non-controlling interests, in the computation of earnings per share and of subsequent events discussed in Notes 2, 17, 25 and 26 as to which the date is August 11, 2009) relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting of FelCor Lodging Trust Incorporated, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
December 3, 2009